SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SECURES CONTRACT EXTENSIONS FOR ADDITIONAL

FUNCTIONALITY WITH TWO EXISTING LOYALTY CLIENTS IN EUROPE

May 5th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of promotions marketing and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it has secured two six-figure contract extensions from existing loyalty clients in Europe.

According to Frank Sweeney, Snipp’s Managing Director for Ireland, “These new contracts are for creating some exciting new functionality for two of our existing retail clients. We continue to develop the SnippLoyalty platform and work with our clients to ensure that their loyalty programs are enhancing the overall brand experience for their customers, particularly with regards to mobile.”

The scope of work for these two new contract extensions varies and includes process workflow improvements, new types of offers, online returns handling and functional integration into new store-based systems.

According to Snipp CEO, Atul Sabharwal, “We are pleased to have received a strong vote of confidence from our existing clients so soon after our acquisition of the CLM business unit of Swiss Post Solutions. These development contracts are a testament to the success of the new SnippLoyalty platform and the team's hard work to ensure seamless integration. We look forward to leveraging this new expertise to offer our clients more sophisticated brand loyalty solutions globally.”

Visit the website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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